                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]   NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on October 17, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  October 17, 2006

                                                By: /s/ Joseph Williger
                                                -----------------------
                                                Joseph Williger
                                                Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

                      G. WILLI-FOOD APPOINTS ALBERT ISRAELI
                             CHIEF FINANCIAL OFFICER

                     ENHANCES RETAIL AND WHOLESALE EXPERTISE

YAVNE, ISRAEL - OCTOBER 17, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it has appointed Albert
Israeli to the position of Chief Financial Officer, replacing Gil Hochboin, effective immediately.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We are pleased to welcome Albert and look forward to his contributions. His experience in finance, sales and operations in the retail and wholesale industry will be invaluable as we pursue our international expansion strategy."

Prior to joining Willi-Food, Mr. Israeli served as financial controller and sales and operations manager of Golf & Co Group Ltd., a publicly-traded, nationwide retail company, marketing imported brands of fashion dressing in
Israel. Between 2000 and 2003, Mr. Israeli was financial controller of Isfar
Ltd., a retail company marketing imported Sony products exclusively in Israel.
From 1997 to 2000, Mr. Israeli was a senior accountant at Sharony Sheffler, an accounting firm in Israel. Mr. Israeli received his Bachelor's degree in
Business Administration and Accounting from the College of Management in Israel and an MBA in Business Administration from the College of Management. Mr.
Israeli is a certified public accountant.

Mr. Israeli said, "Willi-Food has strong financial fundamentals and high margins compared to industry peers. I am delighted to join the Company at this exciting time in its development. Willi-Food is a household name in Israel, and our goal is to extend the Company's reach into rapidly growing international markets and enhance shareholder value."

"We thank Mr. Hochboin for his service and wish him well in his future endeavors," added Mr. Williger.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Albert Israeli, CFO
(+972) 8-932-2233
albert@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com